SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2002

Commission File Number 1-4582

THE PBSJ CORPORATION

THE PBSJ EMPLOYEE PROFIT SHARING AND STOCK OWNERSHIP PLAN AND TRUST

The PBSJ Employee Profit Sharing

and Stock Ownership Plan and Trust

Financial Statements and Supplemental Schedules as of

December 31, 2002 and 2001 and for the

Year Ended December 31, 2002

THE PBSJ EMPLOYEE PROFIT SHARING AND

STOCK OWNERSHIP PLAN AND TRUST

Trustees

Chairman	Richard A Wickett

Vice Chairman	John B. Zumwalt, III

Members of the Board	James W. Bishop

Todd J. Kenner

Everett M. Owen

Robert J. Paulsen

Thomas D. Pellarin

Becky S. Schaffer

Judith A. Squillante
Plan Administration

Administrator	W. Scott DeLoach

Secretary	Ana C. Quiñones

THE PBSJ EMPLOYEE PROFIT SHARING AND

STOCK OWNERSHIP PLAN AND TRUST

Partners for Profit

The Plan was established to reward employees who helped to create Company profits for their long and loyal service to PBS&J. The Company recognizes the contributions made to its successful operation by its employees; consequently, the Company has been sharing profits with its employees since the Plan was started 39 years ago. Every employee’s job and performance can help create and build the Company’s profit, which in turn benefits each employee. Company profit builds a stronger PBS&J, with even better job opportunities for our future. A large part of our Company profit is invested right back into PBS&J to do many things such as buy new equipment, increase working capital and make other improvements that help your Company grow. The Plan’s primary goal is to encourage employees to become stronger “Partners for Profit” through the opportunity to share in what they help to build. That’s why the Plan includes an Employee Stock Ownership feature (ESOP) so that all plan participants can enjoy the benefits of stock ownership.

Savings for the Future

The Company also recognizes that its employees’ financial health translates into corporate financial strength. In order to provide an incentive for saving funds for retirement and/or financial protection, the Company matches a percent of each participant’s deferred compensation plus additional discretionary (profit sharing) contributions it makes to the Plan, The Plan is a qualified defined contribution Plan (401k Plan); consequently, all employee contributions and subsequent Plan earnings are exempt from income tax until withdrawn. Participants can contribute up to 100% of their eligible compensation with a maximum annual limitation of $12,000 in the year 2003. In addition, participants age 50 or over or that will reach age 50 by the end of 2003 can contribute a catch-up contribution of $2,000. The tax-deferred advantages of the Plan enable participants to build savings at a faster rate than with after-tax savings. The Plan also accepts “roll-overs” from other qualified plans. The combination of Plan earnings, required employee contributions, and the Company’s matching and discretionary contributions, and the compounding effect each has on the other, is what will enable our employees to save for the future, provide financial protection and create future retirement security.

Diversification of Investments

The Company is also aware of the diversity of its employees’ personal needs regarding the various opportunities, which exist in today’s financial arena. Consequently, the Plan offers participants the ability to match their own levels of comfort (risk vs. return) with certain types of investment options. Participants can direct a portion of their account into different funds through AMVESCAP Retirement, Inc. The Plan offers a choice of sixteen selections and a self directed brokerage option; several from INVESCO, AIM, and American Funds, single selections from MFS and Neuberger Berman Funds and a Trustee-directed option – the General Trust Fund. Since each fund has its own distinct investment objective, policies and strategies, there is a variety of choices from which participants can select to match their personal financial goals.

Loans to Participants

The Plan grants loans to requesting Participants not to exceed 50% of their vested interest or a maximum of $ 50,000 (further limitations may apply depending on the investment selections). Interest on Plan loans is calculated at a rate of prime (as published in the Wall Street Journal) plus 1%. Loans are subject to repayment within five years with the exception of loans used for home acquisition, which may be extended to ten years. A loan fee of $ 100.00 will apply to each new loan.

PERFORMANCE RESULTS FOR PERIOD ENDING

DECEMBER 31, 2002

FUND NAME	PERCENTAGE
PBS&J Company Stock	25.0%
General Trust Fund (GTF)	–14.9%
AIM Basic Value A	–23.1%
AIM Mid Cap Core Equity A	–11.1%
AIM Small Cap Growth A	–28.0%
American Funds EuroPacific Growth A	–13.6%
American Funds Growth Fund of America	–22.0%
American Funds New Perspective A	–16.0%
INVESCO 500 Index Trust	–22.3%
INVESCO Core Fixed Income Trust	9.2%
INVESCO Core Multiple Attribute Equity Trust	–24.0%
INVESCO Stable Value Trust	4.9%
INVESCO Aggressive Asset Allocation Trust	–20.7%
INVESCO Moderate Asset Allocation Trust	–13.3%
INVESCO Conservative Asset Allocation Trust	–5.4%
MFS Total Return A	–5.6%
Neuberger Berman Genesis Trust	–3.2%

COMPARATIVE INDICES:
S & P 500 Stock Index (w/divs)	–22.1%
Dow Jones (w/divs)	–15.0%
NASDAQ Composite	–31.5%

Source: AMVESCAP Retirement, Inc. and Wall Street Journal

Investment results reflect past performance and are not indicative of future performance.

Performance results listed above are net of fees.

THE PBSJ EMPLOYEE PROFIT SHARING AND

STOCK OWNERSHIP PLAN AND TRUST

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

[GRAPHIC]

To the Participants and Trustees of

The PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of The PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i-Schedule of Assets (Held At End of Year), Schedule H, line 4j-Schedule of Reportable Transactions and Non-exempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PRICEWATERHOUSECOOPERS LLP

July 11, 2003

THE PBSJ EMPLOYEE PROFIT SHARING AND

STOCK OWNERSHIP PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits December 31, 2002 and 2001

ASSETS

	2002	2001
Investments:
Trustee-Directed Investments (See Note 6)	$43,759,319	$45,418,798
Participant-Directed Investments	85,997,930	77,651,045

Total Investments	129,757,249	123,069,843
Receivables:
Employer contributions	3,970,939	—
Employee contributions	2,021	357,550

Total assets	133,730,209	123,427,393

LIABILITIES AND NET ASSETS AVAILABLE FOR PLAN BENEFITS

Accrued expenses	—	3,004

Net assets available for Plan benefits	$133,730,209	$123,424,389

The accompanying notes are an integral part of these financial statements.

THE PBSJ EMPLOYEE PROFIT SHARING AND

STOCK OWNERSHIP PLAN AND TRUST

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2002

ADDITIONS
Employee contributions	$10,640,501
Employer contributions	3,970,939
Net appreciation in fair value of PBS&J common stocks	14,912,021
Interest and dividend income	902,265
Increase in cash surrender value of life insurance	22,635

Total Additions	30,448,361

DEDUCTIONS
Benefit payments	10,222,510
Net depreciation in fair value of mutual funds	9,851,018
Insurance premiums, net of dividends	10,292
Fees	58,721

Total Deductions	20,142,541

Net Increase	10,305,820

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR	123,424,389

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR	$133,730,209

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENT S

1. Plan Description

The following description of The PBSJ Employee Profit Sharing and Stock Ownership Plan & Trust (the “Plan”) is provided for general informational purposes only. More complete information is contained in the Plan document, which is available to all participants upon request.

A. General

The Plan (originally created in 1963) is a qualified plan under Section 401(k) of the Internal Revenue Code and is classified as a defined contribution plan (profit sharing plan). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The primary purpose of the Plan is to provide employees of The PBSJ Corporation and substantially all of its subsidiaries (the “Employer/Company”), with financial benefits upon retirement. In addition, the Plan provides a vehicle for regular savings, profit-sharing, dollar-averaging and diversification of investments. All employees are eligible to participate in the Plan on their date of hire.

B. Contributions

Participants must contribute annually a minimum of 2% of eligible compensation, as defined in the Plan, not to exceed the lesser of 1OO% of their eligible compensation or $11,000. Participants age 50 or older- or that will reach age 50 by the end of the calendar year- may also contribute an additional pre-tax catch-up contribution of $1,000. Participants may also contribute amounts representing distributions from other qualified retirement plans and traditional individual retirement arrangement (IRA) accounts. The Employer’s matching contribution is equal to 50% of the first 6% contributed by each participant. Discretionary amounts can be contributed by the Employer in Company stock or cash. The Employer made cash discretionary contributions in 2002 and 2001.

C. Participant Accounts and Forfeitures

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) a pro rata portion of Plan income and expense. Allocations are based on participants’ account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeitures of the non-vested portion of the participants’ accounts related to the Company’s contributions are allocated to the remaining participants based on their respective ownership interests in the Plan. Forfeitures allocated to the remaining participants amounted to approximately $108,732 for the year ended December 31, 2002.

D. Vesting

Participants are immediately vested 100% in their contributions, plus actual earnings thereon. Vesting in the Employer’s matching and discretionary (profit sharing) contribution portion of their account, plus actual earnings thereon, is based on years of service. A year of service is defined as a calendar year in which a participant works 1,000 hours. Vesting occurs at the rate of 20% per year. A participant is 100% vested after five years of credited service.

E. Benefits

On termination of service, a participant is eligible to receive an amount equal to the value of their vested interest as either a lump-sum distribution or a direct roll-over payment to another qualified retirement plan and/or a traditional individual retirement arrangement (IRA) rollover account.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. Plan Description (continued)

F. Plan Conversion

During 2001, the Company elected to transfer all assets of the plan to AMVESCAP Retirement, Inc., the new record keeper and custodian, effective January 2, 2002. Pursuant to this transfer, all mutual fund holdings were liquidated on December 31, 2001 and are being presented as non-interest bearing cash in the financial statements. On January 2, 2002, the new Custodian used the proceeds from this liquidation to purchase new mutual funds with similar investments characteristics to those previously held.

G. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by AMVESCAP Retirement, Inc. AMVESCAP is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. The PBSJ Corporation Stock Fund invests in the company’s common stock, and, therefore, these transactions qualify as party-in-interest transactions

H. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and the Internal Revenue Code. In the event of Plan termination, all participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

A. Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

B. Investment Value and Income Recognition

Investments in mutual funds are valued at quoted market prices of publicly traded investments which represent the net asset value of shares held by the Plan at year end. The investment in The PBSJ Corporation common stock is valued based on an Independent Fair Market Value appraisal at September 30, 2002, as prepared in accordance with the Corporation’s By-Laws. The Company’s common stock fair value did not fluctuate during the period September 30, 2002 through December 31, 2002. Real estate is carried at its fair value as determined by annual independent appraisals. Mortgage notes and participants’ loans receivable are carried at outstanding principal amount plus accrued interest, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for Plan benefits, the net appreciation/depreciation in the fair value of its investments which consists of realized gains or losses and the net realized appreciation/ depreciation on those investments.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. Summary of Significant Accounting Policies (continued)

C. Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits. The Company’s stock represents approximately 51% of the Plan’s net assets available for Plan benefits at December 31, 2002.

D. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to utilize estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets during the reporting period. In the determination of all significant estimates related to the Plan’s assets, management places reliance on independent quotations and third party appraisals. Actual results could differ from those estimates.

E. Tax Status

The Plan has received rulings from the Internal Revenue Service, most recently as of August 20, 1996, which states that the Plan meets the requirements of Internal Revenue Code §401(a), is a qualified employee benefit plan, and is therefore exempt from federal taxation pursuant to Internal Revenue Code §501(a). The Plan has been amended to reflect the changes required by GUST and EGTTRA legislation since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

F. Participants’ Loans

Participant loans are granted up to 50% of a participant’s vested account balance. This maximum may be lowered at the discretion of the Trustees. The loans are collateralized by the balance in the participant’s account and interest is calculated daily at a rate of 1% over the commercial prime rate and bear interest at rates ranging between 5.25% and 5.75%. Participant loans are subject to repayment within five years with the exception of loans used to acquire a personal residence. Such loans may extend to a term of not more than ten years. Principal and interest is paid ratably through semi-monthly payroll deductions.

G. Payment of Benefits

Benefits are recorded when paid.

H. Administrative Expenses

The Company may charge the Plan for administrative expenses incurred on behalf of the Plan. A portion of the cost of administration was paid by the Plan during 2002 and 2001.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. Summary of Significant Accounting Policies (continued)

I. Reclassifications

Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 presentation.

3. Stocks and Mutual Fund

Investments making up more than 5% of net assets available for Plan Benefits are as follows:

	Fair Value
	2002	2001
The PBSJ Corporation Common Stock	$67,971,657	$58,792,715
Cash (interest bearing investment)	*	10,464,719
Cash (non-interest bearing investment)	*	47,149,700
INVESCO 500 Index Trust	7,340,248	*
INVESCO Stable Value Trust	9,857,733	*
American Growth Fund of America	6,920,013	*
AIM Basic Value A	8,868,738	*

During 2002, participants elected to sell 33,852 and 251,485 Company shares (PBSJ Corp. stock) at $14.20 and $17.80 per share, respectively. During 2001, participants elected to sell 79,780 and 668,810Company shares at $10.72 and $14.20 per share, respectively.

*Investments do not represent 5% or more of net assets available for Plan benefits at December 31, 2002 or December 31, 2001.

4. Mortgage Note Receivable

Mortgage note receivable consists of the following:

	2002	2001
SES Group—Granada Associates, Ltd. (a Florida Limited Partnership), mortgage note principal and a portion of the interest due was satisfied on November 15, 2002. The remaining interest due in the amount of $50,000 was converted to a non-collateralized promissory note, which is fully reserved at December 31, 2002	$—	$540,000

5. Real Estate

Real estate is summarized as follows:

	Appraised Value
	2002	2001	Cost
Jack-in-the-Box investment	$—	$600,000	$210,000

The Plan sold the land and building located in Alvin, Texas on February 12, 2002 for $600,000. Rental income was $1,724 during 2002.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6. Trustee-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2002	2001
Trustee-Directed Investments:
Common stock (PBSJ Corp.)	$16,775,244	$13,898,847
Mutual funds	23,822,067	—
Participants’ loans receivable	3,162,008	4,915,493
Real Estate at appraised value	—	600,000
Mortgage note receivable	—	540,000
Cash (interest bearing investment)	—	10,464,719
Cash (non-interest bearing investment)	—	14,754,541
Other receivables	—	245,198

Total Trustee-Directed Investments	$43,759,319	$45,418,798

December 31, 2002
Changes in net assets attributable to Trustee-Directed Investments
Employee contributions	$3,207,561
Net appreciation in fair value of PBS&J common stocks	3,652,344
Interest and dividend income	407,975
Net depreciation in fair value of mutual funds	(4,384,081)
Benefits paid to participants	(4,291,437)
Fees	(6,680)
Net transfers to participant-directed accounts	(245,161)

Total Changes in Trustee-Directed Investments	$(1,659,479)

THE PBSJ EMPLOYEE PROFIT SHARING AN D

STOCK OWNERSHIP PLAN AND TRUST

Schedule H, line4i-Schedule of Assets (Held At End of Year)

(a)	(b) Identity of Issuer, Borrowers, Lessor or Similar Parties	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Trustee-Directed
*	The PBSJ Corporation Common Stock
	ESOP Stock	942,429.4516 Shares	$7,508,704	$16,775,244
	General Trust Fund:
*	Participant Plan Level Loans	Participants, various amounts and maturities, 1% over commercial prime rate (ranging from 5.25% to 5.75%)	3,162,008	3,162,008

	American EuroPacific Growth	Various Shares/Units	3,040,572	2,616,916
	American Growth Fund of America	“	5,530,073	4,325,958
	AIM Mid Cap Core Equity	“	2,038,922	1,807,389
	AIM Small Cap Growth A	“	1,396,270	1,022,305
	AIM Basic Value A	“	5,481,774	4,340,417
	Neuberger Berman Genesis Trust	“	1,066,070	1,030,188
*	INVESCO 500 Index Trust	“	3,435,271	2,789,938
*	INVESCO Stable Value Trust	“	5,888,956	5,888,956

	Total General Trust Fund		31,039,916	26,984,075

	Total Trustee-Directed Investment Assets		38,540,620	43,759,319

	Participant-Directed
*	The PBSJ Corporation Common Stock
	Employee-directed	2,876,203 Shares	**	51,196,413

	Mutual Funds	Various Shares/Units	**	32,905,079

	Brokerage Account	Various Shares/Units	**	52,793

*	Participant Level Loans	Participant’s various amounts and maturities, 1% over commercial prime rate (ranging from 5.25% to 5.75%)	**	1,555,861
	Annuities
	The National Western Ins. Co.	Participants, numerous annuities	**	49,701

	Cash Surrender Value of Life Insurance
	The Pacific Ins. Co.	Participants, numerous insurance policies	**	238,083

	Total Participant-Directed Investment Assets		**	85,997,930

	Total Assets			$129,757,249

*	Party-in-Interest to the Plan
**	Cost omitted for participant directed investments.

THE PBSJ EMPLOYEE PROFIT SHARING AN D

STOCK OWNERSHIP PLAN AND TRUST

Schedule H, line-4j Schedule of Reportable Transactions for the Year Ended December 31, 2002

(a) Identity of Party	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease/ Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value	(i) Net Gain (or Loss)
American Funds	EuroPacific Growth	$3,669,844	$617,022	—	—	$3,040,572	$2,616,916	$(435,860)
American Funds	Growth Fund	6,198,825	594,044	—	—	5,530,073	4,325,958	(1,278,351)
AIM Investments	Mid Cap Core	2,456,284	412,929	—	—	2,038,922	1,807,389	(235,930)
	Equity
AIM Investments	Small Cap Growth	1,565,231	157,341	—	—	1,396,270	1,022,305	(385,560)
AIM Investments	Basic Value A	6,563,464	1,007,050	—	—	5,481,774	4,340,417	(1,215,972)
INVESCO Inv.	500 Index Trust	5,548,787	1,946,514	—	—	3,435,271	2,789,938	(812,335)
INVESCO Inv.	Stable Value Trust	18,963,947	11,375,219	—	—	5,888,956	5,888,956	—

*	Transaction (or a series of transactions during the year ended December 31, 2002 involving an amount in excess of 5 % of Plan value at the beginning of Plan year.

Schedule of Non-exempt Transactions for the Year Ended December 31, 2002

(a) Identity of Party	(b) Relationship to Plan	(c) Description of Transaction	(d) Purchase Price	(e) Selling Price	(f) Interest/ Rental	(g) Expense Incurred with Transaction	(h) Cost of Asset	(i) Current Value	(j) Net Gain (or Loss)
The PBSJ Corporation	Company/ Employer	The Plan owns 3,818,632.4516 shares of common stock of the Company.	$18,668,372	—	—	—	$18,668,372	$67,971,657	—
Employees of Participating Employer	Participants	The Plan is owed $3,162,008 by participants in various amounts and maturities at 1% over the commercial prime rate.	3,162,008	—	***	—	—	3,162,008	—

*	Transactions involving plan assets and a party known to be a party-in-interest.
***	Principal and interest due monthly in varying installments (interest of $ 211,759 in 2002).

Pursuant to the requirements of the Securities Exchange Act of 1934, The PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

The PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust

By:	/s/ RICHARD A. WICKETT
Richard A. Wickett
Chairman

July 14, 2003

EXHIBIT INDEX

Exhibits

23	Consent of Independent Accountants (provided electronically)